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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

American Greetings Corporation

(Name of Issuer)

Class B Common Shares

(Title of Class of Securities)

026375-20-4

(CUSIP Number)

Morry Weiss, One American Road, Cleveland, Ohio 44144 (216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 026375-20-4	Page 2 of 3 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morry Weiss
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,155
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 311,155
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) IN

Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself — including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

SCHEDULE 13D

CUSIP No. 026375-20-4	Page 3 of 3 Pages

Item 1.	Security and Issuer.

This Amendment No. 4 (the “Fourth Amendment”) amends the initial Schedule 13D filed by the Reporting Person on May 23, 2005, as subsequently amended (the “Schedule 13D”) with respect to the Class B common shares, par value $1.00 per share (“Class B Shares”), of American Greetings Corporation (the “Company”). Capitalized terms used but not otherwise defined in this Fourth Amendment have the meanings ascribed to such terms in the initial Schedule 13D. The purpose of this Fourth Amendment is to report a change in the number of Class B Shares beneficially owned by the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b). The Reporting Person has the sole power to vote or dispose of 311,155 Class B Shares, including 111,155 Class B Shares that he has the right to acquire within 60 days pursuant to outstanding stock options that the Company granted to the Reporting Person as compensation. The 311,155 Class B Shares beneficially owned by the Reporting Person constitute approximately 11.1% of the Class B Shares outstanding as of July 1, 2011.

The number of Class B Shares beneficially owned by the Reporting Person does not include: (a) 200,000 Class B Shares owned by the Irving Stone Support Foundation, of which the Reporting Person is a trustee, (b) 78,800 Class B Shares beneficially owned by the Reporting Person’s spouse, Judith Stone Weiss, in her individual capacity, (c) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which the Reporting Person is a trustee, (d) 5,650 Class B Shares subject to a restricted stock unit award but not yet vested, and (e) 30,000 Class B Shares credited to the Reporting Person under the Company’s performance share award program, but not yet vested. The Reporting Person disclaims beneficial ownership of such Class B Shares.

(c). Not applicable.

(d). No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares beneficially owned by the Reporting Person.

(e). Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2011	/s/ Morry Weiss
Morry Weiss